United States securities and exchange commission logo





                          September 21, 2023

       Jody Staggs
       Chief Executive Officer
       SWK Holdings Corporation
       5956 Sherry Lane, Suite 650
       Dallas, TX 75225

                                                        Re: SWK Holdings
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2023
                                                            File No. 333-274511

       Dear Jody Staggs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Justin Platt, Esq.